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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CREDIT SUISSE PRIVATE ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 33
Zurich CH-8070

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Credit Suisse Private Advisors** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Financial & Operations Principal
Title

Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CREDIT SUISSE PRIVATE ADVISORS
(A Wholly Owned Subsidiary of Credit Suisse)

(S.E.C. I.D. No. 8-53440)

Statement of Financial Condition and

Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Private Advisors:

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Private Advisors as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York,

February 27, 2009

CREDIT SUISSE PRIVATE ADVISORS
(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	14,308,097
Receivables from brokers, dealers, and clearing organizations		222,396
Other assets		619,992
Total assets	$	15,150,485
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliated companies	$	389,010
Liability to Employees		851,330
Stamp taxes and social security		395,996
Accrued Expenses		145,770
Other liabilities		91,567
Provisions		107,738
Total liabilities	$	1,981,411
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding		8,953,086
Additional paid in capital		39,846,373
Accumulated deficit		(38,883,758)
Accumulated other comprehensive income		3,253,373
Total stockholder's equity		13,169,074
Total liabilities and stockholder's equity	$	15,150,485

See accompanying notes to financial statements.

(1) Organization and Business Description

Credit Suisse Private Advisors (the Company) is a wholly owned subsidiary of Credit Suisse, which is a wholly owned subsidiary of Credit Suisse Group (CSG). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and under the supervision of the Financial Industry Regulatory Authority (FINRA), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions were cleared through Swiss American Securities Inc. (an affiliated Company) until August and through National Financial Services LLC (an entity not affiliated with the Company) since, on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare its statement of financial condition in accordance with accounting principles generally accepted in the United States of America for submission to certain regulatory authorities.

(2) Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2008 in addition to the reported amounts of revenues and expenses during the year then ended. These estimates and assumptions are based on judgment and available information at the time of preparation of this financial statement, and consequently, actual results could differ from those estimates.

Cash and cash equivalents includes accounts maintained with banks with original maturities of ninety days or less.

Furniture and equipment were carried at cost less accumulated depreciation and were depreciated on a straight-line basis over the estimated useful life not exceeding five years. Leasehold improvements were depreciated over the shorter of the life of the improvement or the term of the lease. In 2008, the company terminated an office lease in Miami, Florida, which represented the only location with furniture and equipment. All of the existing furniture, equipment and leasehold improvements in it were sold.

SFAS 109

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax

return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of this financial statement is U.S. Dollars. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2008.

(3) Going Concern

In 2008 the Company made a profit of $1,220,919 which reduced the Company's Accumulative Deficit (as per December 31, 2008: $38,883,758). Based on the expected increased business activity of the Company in 2009 and going forward, management expects the Company to continue as a going concern.

(4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that these transactions are on market terms that could be obtained from unrelated third parties. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions.

All of the Company's Swiss based employees are members of the Credit Suisse Group Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group Pension Plan on behalf of its employees.

All of the Company's United States of America based employees meeting certain eligibility requirements are members of a defined benefit pension plan (the Plan). The Company made annual contributions which exceed the minimum funding requirements under the Employee Retirement Income Security Act of 1974. The Company participated in a funded, nonqualified Supplemental Executive Retirement Plan (the Supplemental Plan) maintained by Swiss American Corporation, for certain qualified executives, that restores retirement plan benefits otherwise restricted due to limitations imposed by the IRS.

The Company participated in an Employee Savings and Investment Plan (the Savings Plan) which covers all United States of America based employees meeting certain eligibility requirements. The participant's contribution is limited to a specified maximum percentage of his/her earnings and is 100% vested to the participant. In 2008, the Company matched 100% of such contributions.

The Credit Suisse Group Swiss Share Plan (the Plan) provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include

a provision to deliver CSG shares to the employees as compensation for services performed. The company purchases the shares from CSG for delivery to employees.

(5) Other Assets

Other Assets of $619,992 include recoverable withholding tax, security deposits, miscellaneous receivables and prepaid expenses.

(6) Commitments and Contingencies

The Company had direct obligations under several operating leases for office space and computer equipment, all of them expired or terminated in 2008.

In September 2008, the Company terminated its lease obligations, pertaining to the closing of its Miami office.

As of December 31, 2008, the Company terminated its lease obligations, pertaining to its New York City office.

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse and thus carries joint liability to the Swiss federal tax debts of the entire VAT group of Credit Suisse.

(7) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. The Company computes its net capital under the aggregate indebtedness method permitted by the rule. At December 31, 2008, the Company's net capital was $11,226,957, which was in excess of the minimum requirement of $132,094 by $11,094,863. The Company operates pursuant to the (k) (2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through one broker-dealer on a fully disclosed basis.

(8) Taxes

As a Swiss domiciled broker - dealer, the Company is subject to taxes in Switzerland and the United States of America (US). For the year ended December 31, 2008, the Company recorded taxable income for Swiss and US tax purposes. At December 31, 2008, the Company has a deferred tax asset of approximately $16 million (of which $10.6 million relates to Swiss tax and $5.4 relates to US taxes) related to prior year tax losses. The Company continued to maintain a full valuation allowance of approximately $16.0 million, resulting in a net deferred tax asset of zero, as management has determined that the realization of the deferred tax asset does not meet the more likely than not requirement.

The Company remains open to examination from Swiss jurisdiction for the year 2008 and either US federal, New York State and City and Florida jurisdictions for the years 2005 and forward. The Company does not anticipate any settlements that would result in a material change to the statement of financial condition.

(9) Legal Proceedings

The Company is involved in a judicial proceeding concerning matters arising in connection with the conduct of its businesses. The Company believes, based on currently available information and

advice of counsel, that the results of such a proceeding will not have a material adverse effect on the statement of financial condition of the Company.

CREDIT SUISSE PRIVATE ADVISORS
(a wholly owned subsidiary of Credit Suisse)
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

Stockholder's equity			$	13,169,074
Deductions:				
Nonallowable assets:				
Petty Cash	$	—		
Cash on hand		56		
Receivables from brokers or dealers		—		
Furniture and equipment		—		
Leasehold Improvements		—		
Other assets	$	1,052,942	$	1,052,998
Other Deductions:				59,239
Total deductions			$	1,112,237
Net capital before haircuts on securities positions			$	12,056,837
Haircuts on securities positions and foreign currency bank accounts			$	(829,880)
Net capital			$	11,226,957
Minimum net capital requirement			$	132,094
Capital in excess of minimum requirements			$	11,094,863

Note: There are no material differences between this computation and the amounts included in Credit Suisse Private Advisors' unaudited FOCUS report of December 31, 2008, as filed on January 27th, 2009.

See accompanying independent auditors' report.

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Credit Suisse Private Advisors:

In planning and performing our audit of the statement of financial condition of Credit Suisse Private Advisors (the Company), for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York

February 27, 2009